Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	April 15, 2026

Seabridge Gold Reports Maiden Snip North Resource
Estimate at its Iskut Project in B.C.'s Golden Triangle

Iskut Project Being Renamed Bronson Corridor Project

Toronto, Canada - Seabridge Gold ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) reports today its first mineral resource estimate ("MRE") for the Snip North deposit at its 100% owned Iskut Project in the Golden Triangle Area of northwestern British Columbia. The maiden inferred mineral resource at Snip North totals 9.2 million ounces of gold, 28.3 million ounces of silver and 923 million pounds of copper (605.7 million tonnes at 0.47 g/T gold, 0.07% copper and 1.5 g/T silver). The resource remains open in several directions.

In addition, the Iskut Project is being renamed for the mineralized belt along which the Project's deposits lie; it will now be known as the Bronson Corridor Project.

Snip North is the second deposit discovered at the Bronson Corridor Project. The other deposit at Bronson Corridor is Bronson Slope. For information on the Bronson Slope deposit see here.

Resources at Snip North were principally constructed based on exploration diamond drilling by the Company between 2023 and 2025.  Mineralized domains and grade profiles are consistent with a significant magmatic-hydrothermal feature generated by a Cu-Au porphyry system, however that source intrusion has yet to be discovered.  The maiden MRE is restricted primarily to altered sedimentary-volcanoclastic wall rock.

Seabridge Chair and CEO Rudi Fronk commented: "We are excited to have accomplished our goal of a robust maiden resource for Snip North.  This resource estimate reminds us of our first estimate at KSM nearly 20 years ago. Although it is not yet a material part of our total resource holdings, there remains considerable upside for expansion and discovery of the intrusive. Our team will soon be back on the ground to refine and improve our understanding of this mineral resource and use that understanding to continue exploring the Project."

Leading the estimation and geostatistical analysis was Wood Canada Limited ("Wood") with Moose Mountain Technical Services ("MMTS") providing mining constraints for the estimation and Tetra Tech Canada Inc. ("Tetra Tech") providing metallurgical recovery testing and projections.  All three groups are independent of Seabridge Gold.

The mineral resource estimation utilizes 58 verified diamond drill holes completed between 2006 and 2025.  A total of 47 holes were drilled by Seabridge Gold and 11 holes by previous operators.  These drill holes yielded 27,935 unique assays intervals that were composited to 5-meter lengths. Initial composite assays were evaluated by probability distribution and decile analysis to establish composite grade outliers, before construction of 10x10x10 meter blocks.  Outlier estimation restrictions were instituted by domain, and the influence of the grade outliers was significantly reduced in the subsequent estimations.  Based on an analysis of variography, the block grades were estimated by multi-pass ordinary kriging.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

The MRE is constrained by an open pit and a long hole open stope underground shape below the constraining pit. These constraining mining shapes are preliminary and require more work to refine initial environmental and development considerations.  Additional drilling is expected to provide results that may shift the center of the deposit, changing future constraining shapes and development concepts.

Snip North Mineral Resource Estimate

Indicated
	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Open Pit	27,649	0.38	0.3	0.06	36	1.3	1.1	66	4

Inferred
	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Open Pit	301,375	0.33	3.2	0.05	351	1.2	11.9	57	38
Underground	304,281	0.61	6.0	0.09	572	1.7	16.5	66	44
Total Inferred	605,656	0.47	9.2	0.07	923	1.5	28.3	62	82

Notes:

  The effective date for the Mineral Resource Estimate for Snip North is April 8, 2026.
  The Mineral Resource Estimates have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
  Mineral Resources were constrained within mineable shapes depending on the assumed mining methods.
  Net Smelter Return (NSR) cut-off is $14.51/t for the Open Pit based on estimated operating cost and using the following assumptions: metal prices of US$5.05/lb Cu, US$2875/oz Au, US$34.50/oz Ag, US$23/lbs Mo and exchange rate of 0.73 US$ per 1.00 Cdn$; Copper concentrate terms are 90% payable Cu; 97% payable Au; 91% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $218 per tonne of concentrate; doré terms are $3/oz Au offsite costs (refining, transport and insurance), 99.8% Au and Ag payable; and variable overall metallurgical recoveries of Cu (45 to 95.5%), Au (35 to 82%), Ag (25 to 55%) and Mo (0 to 68%) based on their head grades.
  The Mineral Resources have been constrained by "reasonable prospects of eventual economic extraction" mining shapes using assumptions: metal prices 140% higher than the NSR assumptions including US$4025/oz Au, US$7.1/lb Cu, US$48.3/oz Ag, and US$ 32.2/lb Mo with a currency exchange rate of 0.73 US$ per 1.00 Cdn$, pit slope of 45 degrees, open pit mining cost of $2.50/t, underground mining cost of $40/t for long hole open stope mining;
  "Moly" = "Molybdenum"
  Numbers may not add due to rounding.
  Unless noted otherwise, dollars reported herein are Canadian dollars.

The mineralization at Snip North is hosted by sedimentary and volcanoclastic rocks of the Triassic Stuhini Group.  Metal grades are disseminated in stockwork veins and replacements of calcareous interbeds.  Extensive and intensive potassic alteration of these rocks is characterized by biotite and K-feldspar.  On the west side of the system, muscovite-quartz-pyrite dominates and near the central part of the zone overprints the potassic alteration.  Bounding the north and south sides of the zone are fractured and sheared areas that display very little off set.  The system plunges to the north-northwest.

The contents of this release have been reviewed and approved by Henry Kim, P.Geo., Principal Resource Geologist, Wood Canada Limited. Data verification by Henry Kim included comparison of the data to the original source documents, review of the QAQC program, and site visit during Aug 8-12, 2025, that involved inspection and re-logging of existing drill cores which concluded that the data are suitable to support mineral resource estimates.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Bronson Corridor project are in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. A full breakdown of Seabridge's mineral reserves and mineral resources by category can be found on the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All mineral resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (May 10, 2014). Since 2021 the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" and the supporting mining studies that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources, including the conceptual open pit and underground long-hole open stope shapes, and the cut-off grade, (ii) the selection of the various assumptions underlying the resource estimate are reasonable, and (iii) the potential for expansion of the resource through additional drilling and the potential for discovery of the intrusive source of the deposit, and (iv) there being a discoverable source CU-Au intrusion associated with the drill results. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above under the Table entitled "Snip North Mineral Resource Estimate", but other assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the metallurgical recoveries from ore; and (iii) the applicability of the assumptions on mining costs to the Bronson Corridor Project. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of assumptions, such as statements of cut-off grade, which are based on mining costs, metals prices and construction costs assumptions. The cost information is also prepared using values current as of the effective date of the study, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals and financial markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2025 and in Seabridge's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR(available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com